Filed by: TriCo Bancshares
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: TriCo Bancshares

(Commission File No.: 000-10661)

This filing relates to the proposed transaction between TriCo Bancshares, a California corporation (“TriCo”), and First Hawaiian, Inc., a Delaware corporation (“FHI”), pursuant to the Agreement and Plan of Reorganization and Merger, dated as of July 12, 2026, by and among FHI, TriCo and Horizon Merger Sub, Inc., a California corporation and wholly-owned subsidiary of FHI.

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EMPLOYEE EMAIL

On July 13, 2026, a communication in the form set forth below was distributed by TriCo to its employees.

To: Everyone

Subject: Tri Counties Bank has entered into an agreement to merge with First Hawaiian Bank

Today, we announced that Tri Counties Bank has entered into an agreement to merge with First Hawaiian Bank.

This combination brings together two strong, relationship-driven organizations with shared commitments to community banking, disciplined growth, and long-term success. First Hawaiian Bank, headquartered in Honolulu with approximately $24 billion in assets, sought a strong partner to expand its mainland presence, and Tri Counties Bank, with our deep roots in local communities and presence in key growth markets, is a natural fit. We expect that the transaction will close before the end of the year, subject to normal shareholder and regulatory approvals; until then, we’ll continue to operate independently.

I am encouraged by our shared culture: both organizations are relationship-driven, community-focused, friendly, and people-first. The word that connects us is simple: caring.

This is about growth—not reduction. We expect the combined bank will be branded as Tri Counties Bank, a division of First Hawaiian Bank, in California and First Hawaiian Bank in Hawaii, and that we’ll retain the same branch and commercial banking office locations. We’ll continue to serve customers through the local relationships they know and trust.

Together, with approximately $34 billion in combined assets, the combined bank will be better positioned to invest in technology, expand product offerings such as treasury management, mortgage, and credit cards, offer new lending capabilities, and continue to strengthen the customer experience.

For our employees, that means more tools, more capabilities, and more opportunities to build stronger client relationships, win business, and grow careers within a larger organization.

Tri Counties Bank is strong because of its people. Your dedication to customers, care for communities, and commitment to local relationships are why this organization has earned trust across California.

I know this news will raise many questions, and I encourage you to review the various Talking Points, FAQs, videos and other materials posted to Navigator and to discuss your concerns and questions with your manager. As in any banking combination, many details and go-forward plans will be worked out during the coming months through integration projects. We are committed to communicating with transparency and respect as we move forward together.

Let us all focus on supporting each other and preserving the relationship-driven culture that makes Tri Counties Bank special, while creating broader opportunities for shareholders, customers, communities and employees.

Please join me for a virtual CEO Town Hall this afternoon at 5:15 PM where I will introduce First Hawaiian Bank’s Chairman and CEO, Bob Harrison The invitation to this Town Hall will be your inbox this morning. The event will be also recorded and be available on Navigator tomorrow for anyone unable to attend.

Thank you for your professionalism, dedication, and care for one another and our customers. I am grateful for all you do and look forward to moving through this next chapter together.

Rick Smith
President and CEO, Tri Counties Bank

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MANAGER TOOLKIT

Below are excerpts from a communication that was distributed by TriCo to certain of its employees on July 13, 2026.

5 Points to Convey:

•	Building a Stronger Bank: We're joining two strong community banks together to build a more resilient, growth-oriented organization for the future.
•	Scale That Serves: Greater scale means more capacity to invest in technology, products, and lending - all while staying true to relationship banking.
•	Strategic & Cultural Fit: Both banks share a disciplined, relationship-first approach, which sets us up for a smooth and successful combination.
•	Shared Benefits: Customers keep the bankers they trust with more to offer; employees gain new opportunities; communities gain deeper investment.
•	Built for the Long Term: This is about lasting strength for our customers, our people, and our communities, for generations to come.

What is changing:

•	Nothing changes today.
•	Roles, reporting relationships and responsibilities remain the same.
•	Both organizations continue operating independently until the transaction closes.
•	Integration planning will occur over time, and employees will be informed as decisions are made.

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CUSTOMER EMAIL

On July 13, 2026, a communication in the form set forth below was distributed by TriCo to its customers.

Subject line: Forward Together: First Hawaiian Bank and Tri Counties Bank

Today, we announced that Tri Counties Bank has entered into an agreement to merge with First Hawaiian Bank.

We’ll bring together two strong, relationship-driven organizations with shared commitments to community banking, disciplined growth, and long-term success for customers and communities. First Hawaiian Bank, headquartered in Honolulu, sought a strong partner to expand its mainland presence, and Tri Counties Bank, with our deep roots and presence in key growth markets, is a natural fit. With approximately $34 billion in assets, the combined bank will be branded as Tri Counties Bank, a division of First Hawaiian Bank, in California and First Hawaiian Bank in Hawaii.

The word that connects us is simple: caring.

I am especially encouraged by the cultural alignment between our organizations. Both are relationship-driven, community-focused, friendly, and people-first. That caring shows up in how we serve our customers, support our employees, and invest in our local communities.

For you, our customers, the promise is straightforward: the banker relationships you value remain in place, and the capabilities behind those relationships become stronger.

This is about growth—not reduction. We expect to continue operating in California with the same branches and commercial banking office locations, and keep serving you through the local relationships you know and trust.

This combination also strengthens our ability to invest in the communities we serve.

Community banking is not a slogan to us; it is the reason we exist. Both organizations have long histories of community reinvestment, local engagement, and support during times of crisis, including helping communities respond to natural disasters and rebuilding efforts. Together, we can do even more by giving local bankers greater resources to help local communities thrive.

Together, First Hawaiian Bank and Tri Counties Bank are creating something greater than either could achieve alone: a stronger, more capable, and more forward-looking bank.

As we move ahead, we will remain focused on our customers, answering questions, and preserving the relationship-driven culture that makes Tri Counties Bank special.

Thank you for placing your trust in us. We look forward to serving you for years to come.

Sincerely,

Rick Smith
President and CEO, Tri Counties Bank

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Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, among others, statements regarding the expected timing, completion and effects of the proposed business combination transaction between First Hawaiian, Inc. (“FHI”) and TriCo Bancshares (“TriCo”) (the “Transaction”) and the plans, objectives, expectations and intentions of FHI and TriCo. Any statement that does not describe historical or current facts is a forward-looking statement. Forward-looking statements are often, but not always, made through the use of words or phrases such as “annualized,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “projection,” “seek,” “should,” “target,” “will,” “would” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature.

FHI and TriCo caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond FHI’s and TriCo’s control. A number of important factors could cause actual results to differ materially from those indicated in these forward-looking statements, including the following: changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; uncertainty in U.S. fiscal, monetary and trade policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, continued or renewed inflation, the impact of proposed or imposed tariffs by the U.S. government or retaliatory tariffs proposed or imposed by U.S. trading partners that could have an adverse impact on customers or any recession or slowdown in economic growth particularly in the markets in which FHI and TriCo conduct business, including Hawaii, Guam, Saipan and California; volatility and disruptions in global capital and credit markets; the impact of bank failures or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; competitive pressures among financial institutions and nontraditional providers of financial services, including on product pricing and services; concentrations within FHI’s or TriCo’s loan portfolio (including commercial real estate loans) or other asset classes, and the parties’ ability to attract and retain customer deposits, large loans to certain borrowers, access liquidity and capital, and manage deposit costs and funding sources; the success, impact, and timing of FHI’s and TriCo’s respective business strategies, including market acceptance of any new products or services and FHI’s and TriCo’s ability to successfully implement strategic, operational, technology and integration initiatives; the failure to properly use and protect customer and employee information and data; cybersecurity risks, including the occurrence of fraudulent activity or a material breach of, or disruption to, the security of FHI’s, TriCo’s or their vendors’ systems; risks related to the development, implementation, use and management of artificial intelligence and other emerging technologies; the effects of failures or interruptions of information, communications or third-party service-provider systems; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; adverse weather conditions, natural disasters and other catastrophic events such as wildfires; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which FHI and TriCo are parties; the outcome of any legal proceedings that may be instituted against FHI or TriCo, including potential litigation relating to the Transaction; delays in completing the Transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the failure to obtain stockholder or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the Transaction on a timely basis or at all; changes in FHI’s or TriCo’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the Transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where FHI and TriCo do business; certain restrictions during the pendency of the proposed Transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Transaction; the ability to complete the Transaction and integration of FHI and TriCo promptly and successfully; the dilution caused by FHI’s issuance of additional shares of its capital stock in connection with the Transaction; and other factors that may affect the future results of FHI and TriCo.

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements set forth in FHI’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the Securities and Exchange Commission (the “SEC”) and available on FHI’s investor relations website, https://ir.fhb.com, under the heading “SEC Filings,” and in other documents FHI files with the SEC, and in TriCo’s Annual Report on Form 10-K for the year ended December 31, 2025 and its latest Quarterly Report on Form 10-Q, which are on file with the SEC and available on TriCo’s website, www.tcbk.com, under the “About” tab and the “Investor Relations” link and then under the heading “SEC Filings” and in other documents TriCo files with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements.

Any forward-looking statement speaks only as of the date on which it is made, and neither FHI nor TriCo undertakes any obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law.

Additional Information

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, FHI will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of FHI and TriCo and a Prospectus of FHI, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving FHI and TriCo will be submitted to FHI’s stockholders and TriCo’s shareholders, as applicable, for their consideration.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS, FHI STOCKHOLDERS AND TRICO SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Stockholders or shareholders, as applicable, will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about the Transaction, FHI and TriCo, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Hawaiian, Inc., Attention: Secretary, 999 Bishop Street, Honolulu, HI 96813, (808) 525-7000 or to TriCo Bancshares, Attention: Shareholder Services, 63 Constitution Drive, Chico, CA 95973, (530) 898-0300.

PARTICIPANTS IN THE SOLICITATION

FHI, TriCo, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FHI stockholders or TriCo shareholders in connection with the Transaction under the rules of the SEC. Information regarding FHI’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in FHI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026 (available here); in the sections entitled “Corporate Governance and Board Matters,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Biographies of Executive Officers” and “Security Ownership of Certain Beneficial Owners, Directors and Management” in FHI’s definitive proxy statement relating to its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2026 (available here); and other documents filed by FHI with the SEC. Information regarding TriCo’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters;” in TriCo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 2, 2026 (available here); in the sections entitled “Board of Directors,” “Corporate Governance, Board Nominations and Board Committees,” “Compensation of Directors,” “Ownership of Voting Securities,” “Compensation Discussion and Analysis” and “Compensation of Named Executive Officers” in TriCo’s definitive proxy statement relating to its 2026 Annual Meeting of Shareholders, which was filed with the SEC on April 17, 2026 (available here); and other documents filed by TriCo with the SEC. To the extent holdings of FHI common stock by the directors and executive officers of FHI or holdings of TriCo common stock by directors and executive officers of TriCo have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document, when available, may be obtained as described in the preceding paragraph.